UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice Regarding Extraordinary General Meeting of Shareholders to be held January 14, 2022

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that an Extraordinary General Meeting of Shareholders of Grupo Aval has been summoned for January 14, 2022, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Extraordinary General Meeting of Shareholders

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) summons the holders of ordinary shares to an Extraordinary General Meeting of Shareholders of the Company, which will be held in person on January 14, 2022 at 9:00 am, at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, first floor, in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification.

2.	Reading of the agenda.

3.	Appointment of the delegates for approval of the minutes.

4.	Reading of the Statutory Auditor's report.

5.	Reading and approval of the separate special purpose financial statements as of October 31, 2021.

6.	Reading and approval of the Grupo Aval Spin-Off Project pursuant to which the Company's shareholders will also become shareholders of BAC Holding International Corporation.

Pursuant to Article 13 of Law 222 of 1995, the Spin-Off Project shall remain available to the shareholders during the fifteen (15) business days preceding the date of the meeting, at the office of the Secretary General of the company located at Carrera 13 No. 26A-47, 26th Floor in Bogota, D.C. In addition, the shareholders shall have the right of withdrawal in accordance with the law.

Shareholders may be represented at the Meeting by means of a written power of attorney indicating the name of the proxy, the person in whose name the proxy may be substituted, if applicable, and the date or time of the meeting or meetings for which the proxy is granted.

In order to expedite the issuance of your credential, please confirm your attendance to Deceval by calling (+57) 601 3077127 in Bogota or (+57) 01 8000 111901 in the rest of the country. Likewise, it is recommended that the attorneys-in-fact of the shareholders present their proxies prior to the date of the Meeting at Deceval's office located at Carrera 7 # 71 - 21 Torre B 12th Floor, Bogotá, D.C.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A.

November 30, 2021”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel